Dear WTD Shareholders:

     Our first quarter was disappointing, reflecting lumber prices, production and shipments significantly lower than our first fiscal quarter last year due to weaker demand.

     Although we experienced some lumber market upturn beginning in late June, it was not enough to overcome the losses incurred earlier in the quarter. The present lumber market remains somewhat improved, apparently helped by declines in mortgage interest rates and projected strength in the economy.

     Adverse operating conditions in the quarter caused us to adjust raw material pricing and mill operating posture. When there is insufficient margin between log costs and lumber prices to operate at a profit, we run for cash flow and temporarily curtail those mills that would incur losses greater than our shut-down costs. The improved lumber prices in July allowed us to return to close to our normal production levels.

     Given the adverse operating conditions we have seen for some time, our strategy of focusing on ways to improve operational efficiency takes on extra importance. By using zero-base budgeting and daily expense tracking systems, we better control manufacturing costs. By staggering lunch hours and breaks instead of shutting our plants down during those periods, we achieve higher production per hour and lower manufacturing costs.

     Although it is unlikely that we will further reduce debt
(other than scheduled payments) until operating conditions improve, debt reduction remains part of our long term strategy.

     Our common goal is to maximize shareholder value. We continue to believe that pursuing more efficient operations and reducing debt are the best ways to achieve that goal.





Bruce L. Engel
President